

Subject to Completion
Preliminary Term Sheet
dated November 29, 2024

Filed Pursuant to Rule 433
Registration Statement No. 333-277211
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Product Supplement EQUITY ARN-1 dated March 26, 2024)

Units
$10 principal amount per unit
CUSIP No.

HSBC

Pricing Date*	December , 2024
Settlement Date*	December , 2024
Maturity Date*	February , 2026

*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")

Accelerated Return Notes® Linked to the iShares® U.S. Aerospace & Defense ETF

- Maturity of approximately 14 months
- 3-to-1 upside exposure to increases in the Underlying Fund, subject to a capped return of [10.00% to 14.00%]
- 1-to-1 downside exposure to decreases in the Underlying Fund, with up to 100% of your investment at risk
- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.
- No interest payments
- In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See "Supplement to the Plan of Distribution—Role of MLPF&S and BofAS"
- No listing on any securities exchange

The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" and "Additional Risk Factors" beginning on page TS-6 of this term sheet and "Risk Factors" beginning on page PS-6 of product supplement EQUITY ARN-1.

The estimated initial value of the notes on the pricing date is expected to be between $9.275 and $9.775 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price[(1)]	$10.000	$
Underwriting discount[(1)]	$ 0.175	$
Proceeds, before expenses, to HSBC	$ 9.825	$

(1) For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor's household in this offering, the public offering price and the underwriting discount will be $9.950 per unit and $0.125 per unit, respectively. See "Supplement to the Plan of Distribution" below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities
December , 2024

Accelerated Return Notes®
Linked to the iShares® U.S. Aerospace & Defense ETF, due February , 2026

Summary

The Accelerated Return Notes® Linked to the iShares® U.S. Aerospace & Defense ETF, due February , 2026 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the iShares® U.S. Aerospace & Defense ETF (the "Underlying Fund"), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our credit risk. See "Terms of the Notes" below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging-related charge described below, will reduce the economic terms of the notes (including the Capped Value). The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The iShares® U.S. Aerospace & Defense ETF (Bloomberg symbol: "ITA").
Starting Value:	The Closing Market Price of the Underlying Fund on the pricing date
Ending Value:	The average of the products of the Closing Market Price of the Underlying Fund on each calculation day during the Maturity Valuation Period times the Price Multiplier as of that day. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-22 of product supplement EQUITY ARN-1.
Participation Rate:	300%
Capped Value:	[$11.00 to $11.40] per unit, which represents a return of [10.00% to 14.00%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Fund, as described beginning on page PS-26 of product supplement EQUITY ARN-1.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.05 per unit more fully described on page TS-12.
Calculation Agent:	BofA Securities, Inc. ("BofAS") and HSBC, acting jointly.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:



You will receive per unit, *up to a maximum payment not to exceed the Capped Value:*

$$\$10 + \left[\$10 \times \text{Participation Rate} \times \left(\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}} \right) \right]$$

You will receive per unit:

$$\$10 \times \left(\frac{\text{Ending Value}}{\text{Starting Value}} \right)$$

If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") or BofAS by calling 1-800-294-1322:

- Product supplement EQUITY ARN-1 dated March 26, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924038827/tm249100d39_424b5.htm

- Prospectus supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

- Prospectus dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the Underlying Fund will increase moderately from the Starting Value to the Ending Value.

- You accept that your investment will result in a loss, which could be significant, if the Underlying Fund decreases from the Starting Value to the Ending Value.

- You accept that the return on the notes will be capped.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning shares of the Underlying Fund or the securities held by the Underlying Fund.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You believe that the Underlying Fund will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

- You seek principal repayment or preservation of capital.

- You seek an uncapped return on your investment.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on shares of the Underlying Fund or the securities held by the Underlying Fund.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile

The graph below is based on **hypothetical** numbers and values.

Accelerated Return Notes®



This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $11.20 per unit (the midpoint of the Capped Value range of [$11.00 to $11.40]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Underlying Fund, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. **The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and term of your investment.**

The following table is based on a Starting Value of 100.00, the Participation Rate of 300% and a Capped Value of $11.20 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00[1]	0.00%	$10.00	0.00%
103.00	3.00%	$10.90	9.00%
104.00	4.00%	$11.20[2]	12.00%
105.00	5.00%	$11.20	12.00%
130.00	30.00%	$11.20	12.00%
150.00	50.00%	$11.20	12.00%
200.00	100.00%	$11.20	12.00%

(1)   The **hypothetical** Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Underlying Fund.

(2)   The Redemption Amount per unit cannot exceed the **hypothetical** Capped Value.

For recent actual prices of the Underlying Fund, see "The Underlying Fund" section below. The Ending Value will not include any income generated by dividends paid on the Underlying Fund or the securities held by the Underlying Fund, which you would otherwise be entitled to receive if you invested in those securities directly. In addition, all payments on the notes are subject to issuer credit risk.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 50.00, or 50.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 50.00

$$\$10 \times \left(\frac{50}{100}\right)$$ **= \$5.00** Redemption Amount per unit

Example 2

The Ending Value is 103.00, or 103.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 103.00

$$\$10 + \left[\$10 \times 300\% \times \left(\frac{103-100}{100}\right)\right]$$ **= \$10.90** Redemption Amount per unit

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 130.00

$$\$10 + \left[\$10 \times 300\% \times \left(\frac{130-100}{100}\right)\right]$$ **= \$19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be \$11.20 per unit**

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in shares of the Underlying Fund or the securities held by the Underlying Fund. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

Structure-related Risks

- Depending on the performance of the Underlying Fund as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

- Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Underlying Fund or the securities held by the Underlying Fund.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Valuation- and Market-related Risks

- The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date is expected to be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-12 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlying Fund and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

- Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Underlying Fund or the securities held by the Underlying Fund), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

- There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Market Measure-related Risks

- The sponsor and the investment advisor of the Underlying Fund or the sponsor of the Underlying Index may adjust the Underlying Fund or the Underlying Index in a way that could adversely affect the price of the Underlying Fund and consequently, the return on the notes, and they have no obligation to consider your interests.

- As a noteholder, you will have no rights of a holder of shares of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities, dividends or other distributions by the issuers of those securities.

- While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies held by the Underlying Fund, we, MLPF&S, BofAS and our respective affiliates do not control any company held by the Underlying Fund, and have not verified any disclosure made by any other company.

- There are liquidity and management risks associated with the Underlying Fund.

- The performance of the Underlying Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or the securities held by the Underlying Fund may be adversely affected, sometimes materially.

- The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund. See "Description of ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds" beginning on page PS-26 of product supplement EQUITY ARN-1.

Tax-related Risks

- The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-35 of product supplement EQUITY ARN-1.

Additional Risk Factors

The securities held by the Underlying Fund are concentrated in one sector.

All of the securities held by the Underlying Fund are issued by companies whose primary lines of business are directly associated with the aerospace and defense sector. As a result, the securities that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the securities held by the Underlying Fund, the return on the notes will be subject to certain risks associated with a direct investment in the aerospace and defense sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Adverse conditions in the aerospace and defense sector may reduce your return on the notes.

The Underlying Fund holds securities issued by companies in the aerospace and defense sector. The aerospace and defense sector may be significantly affected by changes in government regulations and spending policies, changes in economic conditions and industry consolidation as well as geopolitical events, international conflicts and other factors that interact in complex and unpredictable ways. The financial condition of these companies is heavily influenced by government defense spending, which may be reduced in efforts to control government budgets. The aerospace industry in particular has recently been affected by adverse economic conditions and consolidation within the industry. Adverse developments in the aerospace and defense sector are expected to have an adverse effect on the price of the Underlying Fund and, as a result, on the return on the notes.

A limited number of equity securities held by the Underlying Fund may affect its price.

As of October 21, 2024, the top three equity securities held by the Underlying Fund constituted 45.50% of the total weight of the Underlying Fund. Given this concentration, any reduction in the market price of those securities is likely to have a substantial adverse impact on the price of the Underlying Fund and the value of the notes.

The Underlying Fund

All disclosures contained in this term sheet regarding the Underlying Fund and the Underlying Index, including, without limitation, their make-up, method of their calculation, and changes in their components, have been derived from publicly available sources, which we have not independently verified. The information reflects the policies of, and is subject to change by, Black Rock Fund Advisors ("BFA"). The consequences of any discontinuance of the Underlying Fund or the Underlying Index are discussed in the section entitled "Description of ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds—Discontinuance of or Material Change to an Underlying Fund" beginning on page PS-29 of product supplement EQUITY ARN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlying Fund, the Underlying Index, or any successor fund or index.

The iShares® U.S. Aerospace & Defense ETF

The Underlying Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones U.S. Select Aerospace & Defense Index (the "Underlying Index"). The Underlying Index was developed by S&P Dow Jones Indices LLC ("SPDJI") and is designed to track the performance of U.S. equities in the aerospace and defense sector. The Underlying Fund uses a representative sampling strategy to try to track the Underlying Index and generally will invest at least 80% of its assets in the components of the Underlying Index. The returns of the Underlying Fund will be reduced by certain management fees and other expenses, which are detailed in its prospectus and which may cause the Underlying Fund to underperform the components of the Underlying Index. Shares of the Underlying Fund trade on the Cboe BZX under the ticker symbol "ITA."

The Dow Jones U.S. Select Aerospace & Defense Index

General

The Dow Jones U.S. Select Aerospace & Defense Index is a float-adjusted market capitalization-weighted index that is designed to measure the performance of U.S. companies in the aerospace and defense sector. Component companies consist of manufacturers, assemblers and distributors of aircraft and aircraft parts primarily used in commercial or private air transport and producers of components and equipment for the defense industry, including military aircraft, radar equipment and weapons. The index has a base date of December 31, 1991. The level of the index is reported by Bloomberg L.P. under the ticker symbol "DJSASD."

Index Eligibility

The index universe includes all common stocks of companies in the Dow Jones U.S. Broad Stock Market Index that are categorized into the aerospace or defense sectors, based on a proprietary classification system used by SPDJI. The Dow Jones U.S. Broad Stock Market Index is designed to measure the performance of large- and small-capitalization U.S. equity securities. To be eligible for inclusion in the Dow Jones U.S. Broad Stock Market Index, a company must be a "U.S. company", which is generally defined as (1) a company that files 10-K annual reports, (2) for which the U.S. portion of fixed assets and revenues constitute a plurality of the total, but need not exceed 50%, (3) primary listing must be on one of the following U.S. stock exchanges: NYSE, Nasdaq Capital Market, NYSE Arca, CBOE BZX, NYSE American, CBOE BYX, Nasdaq Global Select Market, CBOE EDGA, Nasdaq Select Market, CBOE EDGX, and (4) a corporation (including equity and mortgage REITs). Only common stock of a company is eligible for inclusion in the Dow Jones U.S. Broad Stock Market Index. All publicly listed multiple share class lines are eligible for inclusion in that index, subject to meeting the eligibility criteria.

Constituent Selection

On the last business day of the month prior to the quarterly rebalancing, a nonconstituent company must have float-adjusted market capitalization of at least $500 million to enter the Dow Jones U.S. Select Aerospace & Defense Index. If a company is already an index constituent, its float-adjusted market capitalization must be at least $250 million to remain in the index. At each quarterly rebalancing, if the component count is less than 22 after applying the rules set forth in the eligibility criteria, the market capitalization requirement is relaxed so that the next largest non-component in the eligible universe is added until the component count reaches 22.

Index Calculation

The Dow Jones U.S. Select Aerospace & Defense Index is a capped, float-adjusted market capitalization-weighted index. On any given day, its index value is the total float-adjusted market capitalization its constituents divided by its divisor. The float-adjusted market capitalization reflects the price of each stock in the index multiplied by the number of shares used in the index value calculation, and reflects adjustments from an additional weight factor ("AWF") used to confine constituents to a maximum weight (as set forth below) and distribute excess weight among remaining constituents.

Constituent Weighting

The Dow Jones U.S. Select Aerospace & Defense Index is weighted by float-adjusted market capitalization, subject to the following adjustments, which are made as part of the quarterly rebalancings in March, June, September, and December:

- The weight of any individual company is capped at 22.50%.
- If any company's weight exceeds 22.50%, that company's weight is capped at 22.50% and all excess weight is proportionally redistributed to all uncapped companies within the index. If after this redistribution, any company breaches the 22.50% weight cap, the process is repeated iteratively until no company breaches the 22.50% weight cap.
- Then, the aggregate weight of the companies in the index with a weight greater than 4.50% is capped at 45%.

Index Rebalancing

The Dow Jones U.S. Select Aerospace & Defense Index is rebalanced quarterly, effective at the open of trading on the Monday following the third Friday of March, June, September and December. Component eligibility is determined as of the last trading day of the month prior to rebalancing. As part of the rebalancing process, index composition, shares and weight caps are adjusted, if necessary.

Additions

With the exception of spin-offs, no additions are made to the index between quarterly rebalancings.

Deletions

Between rebalancings, a company can be deleted from the index due to corporate events such as mergers, acquisitions, takeovers, delistings or bankruptcies. Deleted constituents are not replaced between rebalancings. If, during the course of the regular review of company classifications, a constituent's sub-sector classification changes to an ineligible sub-sector, it is removed from the index at the next rebalancing. If a constituent's sector classification changes due to a corporate action such as a merger or spin-off, it is evaluated and may be removed from the index at that time.

In addition to the scheduled quarterly rebalancings, the Dow Jones U.S. Select Aerospace & Defense Index is reviewed on an ongoing basis. Changes in index composition and related weight adjustments are necessary whenever there are extraordinary events such as delistings, bankruptcies, mergers, or takeovers involving index components. In these cases, each event will be taken into account as soon as it is effective. Whenever possible, the changes in the index components will be announced at least two business days prior to their implementation date.

Type of Corporate Action	Comments	Divisor Adjustment
Company Addition/Deletion	Addition: Companies are added at the float market capitalization weight.	Yes
	Deletion: The weights of all stocks in the Dow Jones U.S. Select Aerospace & Defense Index will proportionally change. Relative weights will stay the same.	
Change in Shares Outstanding	Increasing (decreasing) the shares outstanding increases (decreases) the market capitalization of the Dow Jones U.S. Select Aerospace & Defense Index.	Yes
Split/Reverse Split	Shares outstanding are adjusted by split ratio. Stock price is adjusted by split ratio.	No
Spin-off	The spun-off company is added to the Dow Jones U.S. Select Aerospace & Defense Index at a zero price after the market close of the day before the ex-date (with no divisor adjustment). It will remain in the index until the next index rebalancing, at which time it will be evaluated for continued membership.	Maybe
Change in Investable Weight Factor ("IWF")	Increasing (decreasing) the IWF increases (decreases) the market capitalization of the Dow Jones U.S. Select Aerospace & Defense Index.	Yes
Special Dividends	The stock price is adjusted by the amount of the dividend.	Yes
Rights Offering	All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio.	Yes

Index Governance

An S&P Dow Jones Indices Index Committee (the "Index Committee") maintains the Dow Jones U.S. Select Aerospace & Defense Index. All Index Committee members are full-time professional members of SPDJI's staff. The Index Committee meets regularly. At each meeting, the Index Committee may review pending corporate actions that may affect index constituents, statistics comparing the composition of the index to the market, companies that are being considered as candidates for addition to the index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

The Index Committee reserves the right to make exceptions when applying the methodology if the need arises.

The following graph shows the daily historical performance of the Underlying Fund on its primary exchange in the period from January 1, 2014 through November 22, 2024. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On November 22, 2024, the Closing Market Price of the Underlying Fund was $154.51. The graph below may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.

Historical Performance of the Underlying Fund



This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Fund.

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business day from the pricing date, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's and BofAS's trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates are obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on BofAS's estimate of the value of the notes if BofAS or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

An investor's household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

- the investor's spouse (including a domestic partner), siblings, parents, grandparents, spouse's parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;
- a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor's household as described above; and
- a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor's household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee's personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor's personal or other non-retirement account, except for individual retirement accounts ("IRAs"), simplified employee pension plans ("SEPs"), savings incentive match plan for employees ("SIMPLEs"), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Role of MLPF&S and BofAS

BofAS will participate as selling agent in the distribution of the notes. Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Underlying Fund and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by BofAS seeking bids from market participants, which could include one of our affiliates and MLPF&S, BofAS and their affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see "Risk Factors" beginning on page PS-6 of product supplement EQUITY ARN-1.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Underlying Fund.

- Under this characterization and tax treatment of the notes, subject to the discussion of the constructive ownership rules of Section 1260 of the Code beginning on page PS-36 of product supplement EQUITY ARN-1, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

- Under current IRS guidance, withholding on "dividend equivalent" payments (as discussed in the product supplement), if any, should not apply to the notes unless the notes are "delta-one" instruments. Based on our determination that the notes are not delta-one instruments, non-U.S. holders (as defined in the prospectus supplement) should not generally be subject to withholding on dividend equivalent payments, if any, under the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-35 of product supplement EQUITY ARN-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

"Accelerated Return Notes®" and "ARNs®" are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.